Exhibit 12.1

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Income (loss) from continuing operations	$29,398	$(2,265)	$5,070	$(193)	$7,768	$(14,389)	$(10,874)
Additions:
Fixed charges:
Interest expense	15,348	14,530	59,785	63,573	60,627	61,402	61,839
Capitalized interest	339	393	2,142	1,236	1,688	738	858

	15,687	14,923	61,927	64,809	62,315	62,140	62,697
Deductions:
Capitalized interest	(339)	(393)	(2,142)	(1,236)	(1,688)	(738)	(858)
Net income attributable to noncontrolling interests	108	—	38	—	—	(494)	(133)

Adjusted earnings	$44,854	$12,265	$64,893	$63,380	$68,395	$46,519	$50,832

Fixed charges (from above)	$15,687	$14,923	$61,927	$64,809	$62,315	$62,140	$62,697
Ratio of earnings to fixed charges	2.86	0.82 (1)	1.05	0.98 (2)	1.10	0.75 (3)	0.81 (4)
Ratio of earnings to combined fixed charges and preferred share dividends	2.86	0.82	1.05	0.98	1.10	0.75	0.81

(1)	Due to Washington REIT’s loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $2,658 to achieve a ratio of 1:1.
(2)	Due to Washington REIT’s loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $1,429 to achieve a ratio of 1:1.
(3)	Due to Washington REIT’s loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $15,621 to achieve a ratio of 1:1.
(4)	Due to Washington REIT’s loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $11,865 to achieve a ratio of 1:1.